EXHIBIT 99 (a)

NEWS FROM:

C R O W N A M E R I C A N R E A L T Y T R U S T

CONTACT: Media: Christine Menna 814-536-9520 cmenna@crownamerican.com

Investors: Terry L. Stevens 814-536-9538 tstevens@crownamerican.com

Web Site: www.crownamerican.com

IMMEDIATE RELEASE: Thursday, July 26, 2001

CROWN AMERICAN REALTY TRUST REPORTS

SECOND QUARTER FFO PER SHARE UP 3.2%

Johnstown, Pa. - Crown American Realty Trust (NYSE:CWN), a real estate investment trust, today announced financial results and operating information for the quarter ended June 30, 2001. The Board of Trustees also declared regular quarterly dividends on its common and senior preferred shares.

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"Funds from Operations ("FFO") per share for the second quarter of 2001 was $0.32, up $0.01 per share from the second quarter of 2000 and $0.02 per share better than consensus estimates," stated Company Chairman, CEO and President, Mark E. Pasquerilla. "FFO performance in the quarter, excluding land sales, was the highest second fiscal quarter in seven years, since the second quarter of 1994. However, $0.02 of this quarter's FFO came from lease buyout income. So while FFO performance showed favorable comparison to the corresponding quarter in 2000, we did face some operating challenges in the second quarter. But we were not surprised and have responded proactively. We faced the closings of three major specialty retail companies or divisions during the quarter, with the liquidations of Paul Harris and Bugle Boy and the lease terminations of Venator's Northern Reflections division, triggered by their buyouts. This unusual concentration of closings contributed in making our mall shop closings this quarter the highest since the first quarter of 1997. Same-center NOI in the second quarter was flat with a year ago, as percentage rents declined due to lower retail sales and base rents and recovery income declined due to these tenant closings. There were no land sales in the second quarter of 2001 compared to one sale in the second quarter of 2000 which contributed $0.01 per share last year. Despite these challenges, we still expect full year FFO for 2001 may range from $1.33 to $1.37 per share.

"Operating trends showed mixed results. Due to the higher than normal tenant closings, mall shop occupancy ended the quarter at 84%, down slightly from 85% a year ago and from 85% at the end of the first quarter. However, average mall shop base rent per square increased for the 31st consecutive quarter to $19.60 per square foot, up 3% versus a year ago. Leasing remains quite active with 154,000 square feet of new and renewal mall shop leases signed this quarter at rates that will produce $3.5 million in annual base rental income, down from $4.8 million in the comparable period of last year. Base rents on new and renewal leases averaged $22.67 per foot compared to $20.64 per foot for tenants that closed or renewed, an uplift of 10%. Net effective rent on new leases signed in the first half of 2001 was $21.29 per foot versus $17.53 per foot in last year's first half. Comparable mall shop sales for the first half of 2001 were $113.14 per square foot, a 1.6% increase over the first half of last year. Our mall shop tenants' occupancy cost percentage at June 30, 2001 was 10.1% compared to 9.9% at June 30, 2000, which is low by industry standards and a positive indicator our malls are affordable for tenants.

"While facing some challenges from the current economic weakness, management remains positive on the long term prospects of the Company: our internal capital spending needs are dropping; our financial flexibility is improved with our line of credit now extended to late 2004; and despite the current retail weakness in some areas, the long term retail environment remains positive. Although the second quarter slowed our momentum, there is a strong potential for future internal operating growth as we release those spaces that closed due to liquidations or tenant buyouts in the first and second quarters. We are managing the Company in a conservative posture to avoid over-extending the Company's resources, and we will proactively anticipate and respond to challenges and opportunities."

Pasquerilla concluded, "Management remains bullish on the Company. Insider ownership continues to increase, and ended the quarter at 38.0%, up from 37.7% at year end. We enjoyed a strong 66% total return on our common shares during the first half of 2001, yet we believe our common shares remain undervalued. Compared to the regional mall peer company average, Crown's FFO multiple and dividend yield ratios are still quite low. So we continue to believe that Crown can offer continued strong financial returns to investors."

Dividend Information

For the quarter ended June 30, 2001, the Board of Trustees declared regular quarterly dividends of $.2100 per common share and $1.375 per senior preferred share. Both dividends are payable September 14, 2001 to shareholders of record on August 31, 2001.

Financial Information

For the quarter ended June 30, 2001, the Company reports that Funds from Operations FFO before allocations to minority interest and to preferred dividends was $15.0 million, up from $14.5 million in the same quarter of 2000. FFO allocable to common shares (after minority interest and preferred dividends) was $8.4 million, or $0.32 per share, compared to $8.0 million, or $0.31 per share, in the same quarter of 2000. The increase in FFO before allocations to minority interest and preferred dividends during the second quarter compared to second quarter 2000 was mainly due to the following:

    $0.8 million increase in mall shop base rents as a result of higher average rental rates on both new and renewal leases;
    $0.9 million in one-time lease buyout income from lease terminations with several tenants;
    $0.4 million of lower interest expense primarily due to lower rates;
    $0.2 million in higher straight-line rental income;
    $0.2 million in higher miscellaneous mall revenues;
    $0.8 million in higher property operating costs, net of recoveries;
    $0.4 million in lower anchor base and percentage rents, primarily as a result of lower tenant sales;
    $0.4 million in lower gain on outparcel land sales;
    $0.2 million in higher general and administrative costs; and
    $0.1 million in lower temporary and seasonal leasing revenues.

Total revenues for the second quarter of 2001 were $41.8 million, up $1.7 million, or 4.2 percent, from $40.1 million in the same period in 2000. Depreciation and amortization expense was $13.5 million for the second quarter of 2001, up $1.5 million from the second quarter of 2000 due primarily to write-offs of unamortized tenant allowances and leasing costs from early tenant closings. Minority interest was a negative $1.1 million for this quarter versus a positive $0.8 million last year; this $1.9 million decrease is due to the Company having to absorb the minority partner's share of earnings net of cash distributions because the minority interest's balance sheet account has been fully utilized since the second quarter of 2000. The Company reported a net loss for the quarter of $0.8 million. This compares to a net income of $1.5 million for the second quarter of 2000. After deducting preferred dividends, there was a net loss in the second quarter applicable to common shares of $4.2 million, or $0.16 per share. This compares to a net loss of $2.0 million, or $0.07 per share applicable to common shares for the second quarter of 2000.

For the first six months of 2001, FFO before allocations to minority interest and to preferred dividends was $30.6 million, $0.66 per share, as compared to $28.8 million, or $0.61 per share for the same period in 2000. Total revenues for the first six months of 2001 were $85.9 million compared to $81.5 million for the same period in 2000, an increase of $4.4 million, or 5.4%. Depreciation and amortization expense was $26.2 million for the first half of 2001, up $2.5 million from the first half of 2000 due primarily to write-offs of unamortized tenant allowances and leasing costs from early tenant closings. Minority interest was a negative $2.5 million for this half versus a positive $1.5 million last year; this $4.0 million decrease is due to the Company having to absorb the minority partner's share of earnings net of cash distributions because the minority interest's balance sheet account has been fully utilized since the second quarter of 2000. The Company reported a net loss of $0.5 million for the first six months of 2001, compared to net income of $3.0 million for the first six months of 2000. After deducting preferred dividends, there was a net loss in the first half of 2001 applicable to common shares of $7.3 million, or $0.28 per share. This compares to a net loss of $3.9 million, or $0.15 per share applicable to common shares for the first half of 2000.

Operating Information

  During the second quarter of 2001, leases for 154,000 square feet of mall shops were signed resulting in $3.5 million in annual base rental income. A total of 86 leases were signed, which included 31 renewals and 55 new leases. The average rents per square foot in the second quarter were $20.07 for new leases and $29.19 for renewals. For the first half of 2001, the average base rent for signed mall shop leases was $23.28 per square foot compared with $22.13 for the same period in 2000, an increase of 5.2 percent. The average rents per square foot were $24.99 for new leases and $20.92 for renewals in the first half of 2001 compared with $21.01 and $24.17, respectively, in 2000.
  The average mall shop base rent of the portfolio at June 30, 2001 was $19.60 per square foot, up 3.1% compared to $19.01 per square foot at June 30, 2000. This is the 31st consecutive quarter that average mall shop base rent has increased.
  Mall shop occupancy was 84% at June 30, 2001, down slightly from 85% reported at June 30, 2000.
  The net effective rent (annual gross rent less the annual amortization of tenant allowances and leasing costs) for new leases signed in the second quarter was $15.23 per square foot as compared to $16.87 per square foot for the second quarter of 2000. For the first half of 2001, the net effective rent was $21.29 per square foot, which was a 21% increase over the $17.53 reported for the same period of last year.
  Comparable mall shop sales for the six months ended June 30, 2001 were up 1.6% over the same period of 2000.
  Occupancy costs, that is, base rent, percentage rent and expense recoveries as a percentage of mall shop sales at all properties, were 10.1% as of June 30, 2001, as compared to 9.9% as of June 30, 2000.
  Seasonal and temporary leasing income for the first half of 2001 amounted to $4.0 million, slightly below the $4.1 million reported in the first six months of 2000.
  As reported last week, the Company licensed its mall web-site software system to JP Realty, Inc. (NYSE: JPR) a public REIT based in Salt Lake City, UT
  At Phillipsburg Mall, Phillipsburg, NJ, construction has commenced on the new 25,500 square foot H&M store, which is scheduled to open in the Fall 2001.
  Mt. Berry Square Mall, Rome, GA, was permanently released under the Cash Flow Support Agreement because it achieved four consecutive quarters of base rents in excess of the required level.

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Crown American Realty Trust through various affiliates and subsidiaries owns, acquires, operates and develops regional shopping malls in Pennsylvania, Maryland, West Virginia, Virginia, New Jersey, North Carolina, Tennessee and Georgia. The current portfolio includes 27 regional shopping malls.

Selected financial data follows for Crown American Realty Trust for the three and six months ended June 30, 2001. Additional information can be obtained by calling Investor Relations at 1-800-860-2011 or on the Company's web site: www.crownamerican.com.

This news release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on assumptions and expectations, which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. Risk and other factors that might cause differences, some of which could be material, include, but are not limited to, economic and credit market conditions, the ability to refinance maturing indebtedness, the impact of competition, consumer buying trends, financing and development risks, construction and lease-up delays, cost overruns, the level and volatility of interest rates, the rate of revenue increases versus expense increases and financial stability of tenants within the retail industry, as well as other risks listed from time to time in the Company's reports filed with the Securities and Exchange Commission or otherwise publicly disseminated by the Company.